April 4, 2014	News Release 14–06

SILVER STANDARD COMPLETES MARIGOLD MINE ACQUISITION

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces the closing of the purchase of the Marigold mine (“Marigold”) from subsidiaries of Goldcorp Inc. (NYSE: GG) and Barrick Gold Corporation (NYSE: ABX), previously announced on February 3, 2014. Marigold is a large scale, producing open pit gold mine in Nevada, USA. Total cash consideration paid at closing was $275 million. The purchase agreement includes adjustments for working capital and capital expenditures that will be received or paid within 60 days of closing. Total cash consideration paid for the acquisition was funded from Silver Standard’s cash balance.

“Firstly, we welcome the experienced team at Marigold into Silver Standard,” said John Smith, President and CEO. “This acquisition expands both our capacity and capability, positioning Silver Standard as a multi-mine producer with the ability to fund continued growth.”

“Our thanks to Goldcorp and Barrick for enabling our integration team to be on the ground working with the Marigold team since the acquisition was announced in February. This cooperation has allowed for a smooth transition of people and the business. Post-closing, our focus is on fully integrating Marigold and implementing a new mine plan to deliver safe production at a lower cost structure."

Silver Standard will disclose 2014 production and cost guidance for Marigold with our first quarter 2014 report and will commence reporting Marigold operating and production information with our second quarter 2014 report.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the Marigold mine transaction, the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources, and other events or conditions that may occur or exist in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks and uncertainties related to: production, development plans and cost estimates for our material properties; future exploration and development; Mineral Reserves and Mineral Resources estimates and our ability to extract mineralization profitably and replace our Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including Marigold mine acquisition; our ability to obtain adequate financing; fluctuations in exchange rates and in spot and forward prices for silver, gold and base metals and certain other commodities; counterparty and market risks related to the sale of our concentrates; political, financial, social, legal or economic developments or changes in any of the countries where we carry on business; compliance with governmental laws and regulations, including health, safety and environmental laws and regulations; title to our mineral properties and the surface rights thereon; competition in the mining industry and our ability to access mining services, properties, equipment, qualified personnel and management; regulatory compliance costs; claims and legal proceedings, including adverse rulings in current or future litigation; the terms of our outstanding convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.
Our forward-looking statements are based on what management currently considers to be reasonable assumptions, beliefs, expectations and opinions and we cannot assure you that actual events, performance or results will be consistent with these forward-looking statements. Assumptions have been made regarding, among other things, the discovery of Mineral Reserves and Mineral Resources on our mineral properties, the costs of operating and exploration expenditures and those other assumptions identified under the heading “Introductory Notes – Cautionary Notice Regarding Forward Looking Statements” in our most recent Form 40-F and Annual Information Form. Our forward-looking statements reflect current expectations regarding future events and operating performance and we do not assume any obligation to update forward-looking statements if circumstances or management’s opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.